Exhibit 99.1

China Ming Yang Wind Power Group Limited

(the “Company”)

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of China Ming Yang Wind Power Group Limited at Mingyang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan 528437, Guangdong, People’s Republic of China, on the 20th day of November, 2012 at 9:30 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	As an ordinary resolution that the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011 be approved and adopted;

2	As an ordinary resolution that the appointment of KPMG as the Company’s independent auditors with effect from August 11, 2011 be approved, confirmed and ratified.

The record date for the AGM is 16 October 2012 and shareholders registered in the Register of Members of the Company as at the close of business on such record date shall be entitled to attend and vote at the AGM.

By order of the Board

Director: Chuanwei Zhang

Dated: 16th day of October 2012

Registered Office:

Soctia Centre, 4th Floor

P.O.Box 2804, George Town

Grand Cayman KY1-1112

Cayman Islands

*	A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of China Ming Yang Wind Power Group Limited at Mingyang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan 528437, Guangdong, People’s Republic of China, or send copies of the foregoing by facsimile to +86 760 2813 8898/+86 760 2813 8709, or send copies of the foregoing by email to beatrice.li@mywind.com.cn / xiaochongqing@mywind.com.cn, in each case marked for the attention of Beatrice Li / Grant Xiao, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the AGM is one or more shareholders present in person or by proxy representing not less than one-third of all shares in issue in the Company entitled to vote on the resolutions to be considered at the AGM.